SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

AMN Healthcare Services, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
001744101
(CUSIP Number)
Haas Wheat & Partners Incorporated
Attention: Robert B. Haas
300 Crescent Court, Suite 1700
Dallas, Texas 75201
(214) 871-8300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 15, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

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1	NAMES OF REPORTING PERSONS Robert B. Haas (in the capacity described herein)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,090,979 (See Item 5 below)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,090,979 (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,090,979 (See Item 5 below)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.3% (See Item 5 below)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

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Item 1. Security and Issuer.
     This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of AMN Healthcare Services, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 12400 High Bluff Drive, Suite 100, San Diego, California 92130.
Item 2. Identity and Background.
     This Schedule 13D is being filed by Robert B. Haas (the “Reporting Person”).1
     The principal business address for the Reporting Person is c/o Haas Wheat & Partners Incorporated, 300 Crescent Court, Suite 1700, Dallas, Texas 75201.
     The Reporting Person is the Chairman of the Board, Chief Executive Officer and sole stockholder of Haas Wheat & Partners Incorporated, a Dallas-based private investment firm specializing in strategic equity investments and leveraged buyouts of middle market companies. The Reporting Person is also the sole managing member of HWP II, LLC, a Delaware limited liability company (“HWP II LLC”), and the sole general partner of HWP II, L.P., a Delaware limited partnership (“HWP II”), and the sole general partner of HWP Capital Partners II, L.P., a Delaware limited partnership (“HWPCP”). Haas Wheat & Partners Incorporated is the management company for HWPCP. Haas Wheat & Partners Incorporated, HWPCP, HWP II and HWP II LLC are collectively referred to herein as the “Affiliated Entities” and each is individually referred to herein as an “Affiliated Entity.”
     During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     In August 2007, HWPCP made a capital investment in NF Investors, Inc., a Delaware corporation (“NFI”), for Series A Preferred Stock of NFI. In April 2008, HWPCP made another investment in NFI and in return received additional shares of Series A Preferred Stock of NFI. All funds to make such investments came from HWPCP’s working capital. The aggregate amount of funds used to acquire such shares of Series A Preferred Stock of NFI was $37.5 million. No additional funds were used to acquire any of the shares of Common Stock or Preferred Stock issued to HWPCP in the Merger, any of the shares of Common Stock issuable upon conversion of the Preferred Stock issued to HWPCP in the Merger, any of the shares of Preferred Stock to be delivered to HWPCP from escrow as a consideration adjustment pursuant to the Merger Agreement, any of the shares of Common Stock issuable upon conversion thereof or any of the RSUs (as defined below).

[1]	Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

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Item 4. Purpose of Transaction
     On July 28, 2010, the Issuer, Nightingale Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), Nightingale Acquisition, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Issuer (“LLC Sub”), NFI and GSUIG, L.L.C. (“GSUIG”) (in its capacity as the representative of the NFI stockholders) entered into an Agreement and Plan of Merger (as amended by the Amendment (as defined below), the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub merged with and into NFI, with NFI continuing as the surviving corporation (the “Merger”) and, immediately thereafter, NFI (as the surviving corporation of the Merger) merged with and into LLC Sub, with LLC Sub continuing as the surviving company and as a wholly-owned subsidiary of the Issuer. The Merger was approved by the boards of directors of the Issuer, Merger Sub and NFI and by the sole member of LLC Sub and was completed on September 1, 2010.
     Under the terms of the Merger Agreement, NFI stockholders, including HWPCP, received, in the aggregate, (i) 6,300,000 newly issued shares of Common Stock and (ii) 5,432,570.9 shares of newly created Series A Conditional Convertible Preferred Stock, par value $0.01 per share of the Issuer (the “Preferred Stock”), of which, 1,727,272.7 shares of Preferred Stock were placed into escrow as security for a post-closing consideration adjustment, other adjustments and indemnity obligations, all as further described in the Merger Agreement. Pursuant to the Merger, on September 1, 2010, HWPCP received 1,426,149 shares of Common Stock and 506,959.5 shares of Preferred Stock. Haas Wheat & Partners Incorporated also received 102,272.4 shares of Preferred Stock in consideration of a transaction fee payable to Haas Wheat & Partners Incorporated pursuant to that certain Management Termination and Release Agreement, dated as of July 28, 2010, by and among the Issuer, HWP II and the other parties thereto (the “Termination and Release Agreement”).
     Unless and until stockholder approval (as defined in the Certificate of Designations (as defined below)) was obtained, no shares of Preferred Stock were convertible into shares of Common Stock nor did any shares of Preferred Stock have any voting rights (except as required by law for shares of preferred stock).
     On December 15, 2010, such stockholder approval was obtained at a special meeting of stockholders of the Issuer. As a result of such stockholder approval, the shares of Preferred Stock became convertible into shares of Common Stock as described herein and the shares of Preferred Stock now have voting rights, on an as converted basis, with the Common Stock as one class. Each share of Preferred Stock may be converted on any date, from time to time, at the option of the holder thereof, into the number of shares of Common Stock equal to the number obtained by dividing (x) the sum of (A) the liquidation preference (which is initially $10) plus (B) except to the extent paid in cash by the Issuer as contemplated by Section 6(c) of the Certificate of Designations at the time of the conversion, an amount per share of Preferred Stock equal to the accrued but unpaid dividends to which such holder of shares of Preferred Stock is entitled to receive pursuant to Section 4(b) of the Certificate of Designations, but excluding, the conversion date, if any, by (y) the conversion rate in effect at such time (which is initially 10). Additionally, shares of Preferred Stock will automatically convert into shares of Common Stock if the trading price of the Common Stock is greater than or equal to $10.00 per share for 30 consecutive trading days. All of the terms, rights, obligations and preferences of the shares of Preferred Stock are set forth in the Certificate of Designations of Series A Conditional Convertible Preferred Stock, Par Value $0.01 Per Share, of AMN Healthcare Services, Inc., executed and filed by the Issuer with the Secretary of State of the State of Delaware on August 31, 2010 (the “Certificate of Designations”).
     On December 15, 2010, the Representative (as defined in the Merger Agreement) accepted the Closing Statement (as defined in the Merger Agreement). Accordingly, 49,324.1 additional shares of

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Preferred Stock in the aggregate will be delivered to HWPCP from escrow as a consideration adjustment pursuant to the Merger Agreement.
     In connection with the execution of the Merger Agreement, the Issuer entered into, on July 28, 2010, a stockholders agreement (the “Stockholders Agreement”) with certain NFI stockholders, including HWPCP, (the “NFI Parties”) who collectively held approximately 85% of the issued and outstanding shares of capital stock of NFI. Pursuant to the Stockholders Agreement, HWPCP nominated one director to the board of the Issuer and another NFI Party nominated another director to the board of the Issuer, each to serve as directors until the next special or annual meeting of the Issuer at which directors are to be elected, provided that in the event HWPCP holds less than 5% (on an as-converted basis) prior to such annual or special meeting of stockholders, the Issuer shall have the right to remove HWPCP’s designee from the Issuer’s board of directors effective immediately as of such date. Each of the NFI Parties have agreed to vote their shares of the Issuer’s capital stock in favor of the Issuer’s nominees for election to the board of the Issuer and against the removal of any of the Issuer’s nominated directors and, with respect to any other action to be voted on (other than a business combination involving the Issuer), in accordance with the recommendation of the board of the Issuer, provided that this obligation terminates to the extent that such NFI Party owns less than 3% of the outstanding shares of capital stock of the Issuer.
     Each of the NFI Parties are prohibited from transferring any shares of the Issuer’s capital stock received in connection with the Merger for six months following closing of the Merger. Thereafter, each NFI Party will be able to dispose of its shares of the Issuer’s capital stock received by it in connection with the Merger to unaffiliated third parties as follows: up to 20% of the stock of the Issuer received by it every 6 months (with each additional 20% increment being cumulative and in addition to the amount such NFI Party was otherwise permitted to sell but did not sell in the previous 6-month period).
     Pursuant to the terms of the Stockholders Agreement, commencing at the closing of the Merger until the fifth anniversary of such closing, each of the NFI Parties will be prohibited from (i) acquiring additional shares of Common Stock (or securities convertible or exercisable into shares of Common Stock), (ii) entering into an agreement relating to a change of control transaction or other extraordinary transaction involving the Issuer, (iii) forming, joining or in any way participating in a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with respect to any voting securities of the Issuer or any subsidiary of the Issuer (including, without limitation, any group constituting the NFI Parties and their respective affiliates) and (iv) taking certain actions relating to the voting of securities of the Issuer.
     In connection with the execution of the Merger Agreement, the Issuer also entered into a customary registration rights agreement, dated as of September 1, 2010 (the “Registration Rights Agreement”), with the NFI Parties and Haas Wheat & Partners Incorporated (the “Designated Stockholders”) with respect to the shares of the Common Stock issued to the Designated Stockholders under the Merger Agreement and any shares of Common Stock issuable upon conversion or exchange of any convertible or exchangeable securities or exercise of any warrants or options now or hereafter held by any Designated Stockholders, including the Preferred Stock. Pursuant to the Registration Rights Agreement, the Issuer granted to the Designated Stockholders (i) two demand registration rights, (ii) “piggy-back” registration rights and (iii) Form S-3 shelf registration rights. The registration rights are subject to certain dollar thresholds and other limitations, including (if applicable) holdbacks at the request of underwriters.
     The foregoing description is qualified in its entirety by reference to the Merger Agreement (including the Amendment), the Termination and Release Agreement, the Certificate of Designations, the Stockholders Agreement and the Registration Rights Agreement. A copy of the Merger Agreement was filed as Exhibit 2.1 to the Issuer’s quarterly report on Form 10-Q filed on July 30, 2010, and is hereby

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incorporated herein by reference. A copy of Amendment No. 1 to the Merger Agreement was filed as Exhibit 2.2 to the Issuer’s current report on Form 8-K filed on September 1, 2010 (the “Amendment”), and is hereby incorporated herein by reference. The form of the Termination and Release Agreement was filed as Exhibit 5 to the Merger Agreement that was filed as Exhibit 2.1 to the Issuer’s quarterly report on Form 10-Q filed on July 30, 2010, and is hereby incorporated herein by reference. A copy of the Certificate of Designations was filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 1, 2010, and is hereby incorporated herein by reference. A copy of the Stockholders Agreement was filed as Exhibit 10.1 to the Issuer’s quarterly report on Form 10-Q filed on July 30, 2010, and is hereby incorporated herein by reference. A copy of the Registration Rights Agreement was filed as Exhibit 4.1 to the Issuer’s current report on Form 8-K filed on September 1, 2010, and is hereby incorporated herein by reference.
     The Reporting Person intends to act (and to cause its Affiliated Entities to act) in accordance with the terms of the Stockholders Agreement and the Registration Rights Agreement for as long as such agreements remain in effect. Subject to the foregoing, the Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and its investment in the securities of the Issuer, which review may be based on various factors, including, without limitation, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s capital stock, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, subject to compliance with the terms of the Stockholders Agreement, the Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, subject to compliance with the terms of the Stockholders Agreement, the Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its (or any of its Affiliated Entities’) investment in securities of the Issuer or dispose of all or a portion of the securities of the Issuer that the Reporting Person and its Affiliated Entities now own or may hereafter acquire, including, without limitation, sales pursuant to the exercise of the registration rights provided by the Registration Rights Agreement described above. In addition, the Reporting Person and its Affiliated Entities may engage in discussions with management and members of the board of directors of the Issuer regarding the Issuer, including, but not limited to, Issuer’s business and financial condition, results of operations and prospects. The Reporting Person and its Affiliated Entities may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting Person also reserves the right, in each case subject to applicable law, to (i) cause any of the Affiliated Entities to distribute (or pay a dividend in kind to their respective partners, members, or stockholders, as the case may be) shares of Common Stock or other securities owned by such Affiliated Entities, (ii) enter into (or to cause any of its Affiliated Entities to enter into) privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and (iii) consider participating (or cause any of its Affiliated Entities to participate) in a business combination transaction that would result in an acquisition of all of the Issuer’s outstanding Common Stock.
     Except as set forth above, the Reporting Person does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s

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business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
     The information set forth in Item 4 is hereby incorporated herein by reference.
     (a) On December 10, 2010, there were 39,101,478 shares of Common Stock issued and outstanding as reported to the Reporting Person by the Issuer. As of the close of business on December 15, 2010, the Reporting Person may be deemed to have beneficially owned 2,090,979 shares of Common Stock in the aggregate, consisting of (i) 1,426,149 shares of Common Stock issued to HWPCP at the closing of the Merger, (ii) 506,959 shares of Common Stock issuable upon conversion of the Preferred Stock issued to HWPCP at the closing of the Merger, (iii) 49,324 shares of Common Stock issuable upon conversion of the Preferred Stock to be delivered to HWPCP from escrow as a consideration adjustment pursuant to the Merger Agreement, (iv) 102,272 shares of Common Stock issuable upon conversion of the Preferred Stock issued to Haas Wheat & Partners Incorporated pursuant to the Termination and Release Agreement and (v) 6,275 shares of Common Stock issuable pursuant to the Restricted Stock Unit Agreement, representing in the aggregate beneficial ownership of approximately 5.3% of the Common Stock outstanding as reported to the Reporting Person by the Issuer, and as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.
     The aggregate number of shares of Common Stock described above does not include shares of Common Stock beneficially owned by any other member of any “group” within the meaning of Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder by the Securities and Exchange Commission (“SEC”), in which the Reporting Person may be deemed a member.
     As a result of certain of the matters described in Item 4 above, the Reporting Person may be deemed to constitute a “group,” within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, with, among others, the NFI Parties. The aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Person and the other NFI Parties, based on available information, is 9,490,595, which represents approximately 22.1% of the shares of Common Stock outstanding as reported by the Issuer to the Reporting Person. The share ownership reported for the Reporting Person does not include any shares of Common Stock owned by the NFI Parties who are parties to the Stockholders Agreement, other than HWPCP. The Reporting Person disclaims membership in any “group” with any person or entity and disclaims beneficial ownership of any shares of Common Stock owned by the NFI Parties to the Stockholders Agreement, other than HWPCP.
     (b) The Reporting Person has shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by the Reporting Person as indicated herein.
     (c) Other than as set forth in Items 4 and 6, no transactions in the Common Stock were effected by the Reporting Person during the 60 day period immediately preceding December 15, 2010.

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     (d) Other than the Affiliated Entities, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The information set forth in Items 2, 3 and 4 hereof is hereby incorporated herein by reference.
     Effective as of the consummation of the Merger, Mr. Wyche H. Walton, who is a managing director of and has an equity interest in HWPCP and is an officer of Haas Wheat & Partners Incorporated, was appointed to the board of directors of the Issuer pursuant to Section 2.1(a) of the Stockholders Agreement. In connection with such appointment, the Issuer granted to Mr. Walton (i) stock appreciation rights (“SARs”) with respect to 5,397 shares of Common Stock pursuant to a Stock Appreciation Right Agreement (the “SAR Agreement”) and (ii) 6,275 restricted stock units (the “RSUs”) pursuant to a Restricted Stock Unit Agreement (the “Restricted Stock Unit Agreement”).
     Under the SAR Agreement, such SARs, which were granted on September 1, 2010, may be exercised on and after the earlier of the Issuer’s 2011 annual meeting of stockholders or the first anniversary of such grant date, provided that if a change of control occurs, then all of such SARs become immediately fully vested. The SARs entitle the grantee to receive from the Issuer shares of Common Stock having a value equal to the excess of the fair market value (as defined in the SAR Agreement) of the Common Stock on the date of the grantee’s exercise of the SARs over the exercise price of the SARs ($4.55) multiplied by the number of shares of Common Stock with respect to which the SARs shall have been exercised. Accordingly, it is not possible to determine the number of shares of Common Stock issuable pursuant to the SAR Agreement until the date of exercise because the fair market value of the Common Stock constantly fluctuates. The SARs expire on August 31, 2020.
     Under the Restricted Stock Unit Agreement, such RSUs, which were granted on September 1, 2010, may not be settled until they vest. 33% of the RSUs vest on the earlier of the first anniversary of the grant date or the date of the Issuer’s annual meeting of stockholders the first year following the grant date, 34% of the RSUs vest on the earlier of the second anniversary of the grant date or the date of the Issuer’s annual meeting of stockholders the second year following the grant date and 33% of the RSUs vest on the earlier of the third anniversary of the grant date or the date of the Issuer’s annual meeting of stockholders the third year following the grant date, provided that if a change of control occurs, then all of such RSUs become immediately fully vested. Each vested RSU entitles the grantee to receive one share of Common Stock on the date of the grantee’s termination of service from the Issuer. The RSUs do not have an expiration date.
     Mr. Walton has an understanding with Haas Wheat & Partners Incorporated pursuant to which such SARs and RSUs are held for the sole benefit of Haas Wheat & Partners Incorporated.

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     The foregoing description is qualified in its entirety by reference to (i) the form of the SAR Agreement for a director, which was filed as Exhibit 99.2 to the Issuer’s current report on Form 8-K filed on April 14, 2006, and is hereby incorporated herein by reference and (ii) the form of Restricted Stock Unit Agreement for a director, which was filed as Exhibit 99.3 to the Issuer’s current report on Form 8-K filed on April 14, 2006, and is hereby incorporated herein by reference.
     Except for the Merger Agreement (including the Amendment), the Termination and Release Agreement, the Stockholders Agreement, the Registration Rights Agreement, the other agreements, instruments, understandings or arrangements described in Items 2, 3 and 4 above and this Item 6, and the other agreements, instruments or arrangements entered into in connection with the Merger as described in Items 2, 3 and 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies among the Reporting Person and the Affiliated Entities or between the Reporting Person and any other person with respect to any securities of the Issuer. No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.
Item 7. Material to be Filed as Exhibits
2.1	Merger Agreement, dated July 28, 2010, by and among the Issuer, Merger Sub, LLC Sub, NFI and GSUIG*

2.2	Amendment No. 1 to Agreement and Plan of Merger Agreement, dated August 29, 2010, by and among the Issuer, Merger Sub, LLC Sub, NFI and GSUIG**

10.1	Stockholders Agreement, dated July 28, 2010, by and among the Issuer and the NFI Parties*

3.1	Certificate of Designations, filed with the Secretary of State of the State of Delaware on August 31, 2010.**

4.1	Registration Rights Agreement, dated September 1, 2010, by and among the Issuer and the NFI Parties.**

*	Filed as exhibits to the Issuer’s Form 10-Q filed on July 30, 2010.

**	Filed as exhibits to the Issuer’s Form 8-K filed on September 1, 2010.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of December 23, 2010

/s/ Robert B. Haas
Name:	Robert B. Haas